UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

DUCOMMUN INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	001-08174	95-0693330
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

600 Anton Boulevard, Suite 1100, Costa Mesa, California		92626-7100
(Address of principal executive offices)		(Zip Code)

Rajiv A. Tata – Vice President, General Counsel and Corporate Secretary – (657) 335-3665

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit

Conflict Minerals Disclosure

Ducommun Incorporated (the “Company”) has filed a Conflict Minerals Report for the year ended December 31, 2024 (the “Report”) as Exhibit 1.01 to this Form SD. The Report is publicly available at http://phx.corporate-ir.net/phoenix.zhtml?c=70735&p=irol-sec.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Ducommun Incorporated Conflict Minerals Report for the Year Ended December 31, 2024 as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DUCOMMUN INCORPORATED (Registrant)

Date: May 16, 2025	By:	/s/ Rajiv A. Tata
Rajiv A. Tata
Vice President, General Counsel and Corporate Secretary